July 17, 2015

U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, NE
Washington, DC 20549

Re: Adams Diversified Equity Fund, Inc. and Adams Natural
Resources Fund, Inc.

To Whom It May Concern:

     Pursuant to the comments from Kenneth Ellington in connection with his review of the N-SAR-B forms filed by The Adams Express Company (now known as Adams Diversified Equity Fund, Inc.) and Petroleum & Resources Corporation (now known as Adams Natural Resources Fund, Inc.) (the "Funds") on February 27, 2015, I wish to confirm that each Fund received on or about February 17, 2015, a copy of the Accountant's report on internal control for the respective Fund issued by the Funds' independent accountants, PricewaterhouseCoopers LLP ("PwC"), dated February 17, 2015 (the "Reports"), with the city and state where it was issued listed on it. The city and state where issued was included in the PwC letterhead on which the Reports were printed, located at the bottom of the first page of the Reports.

     The letterhead information with the city and state was not a part of the electronic version of the Reports that were filed as an attachment to the Funds' N-SAR-B forms. PwC has provided the Funds with revised Reports in which the city and state has been added below the signature line and above the date line. Accordingly, as requested, we are filing amended N-SARs with the revised Reports attached.

     Please let me know if you have any questions about this matter.

                                   Sincerely,


                                   /s/ Lawrence L. Hooper, Jr.
                                   Lawrence L. Hooper, Jr.
                                   Vice President, General
                                   Counsel & Secretary

Cc: Kenneth Ellington, Esq.